                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 SunSource Inc.
              -----------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
              -----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    867948101
              -----------------------------------------------------
                                 (CUSIP NUMBER)

                              Rory A. Greiss, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8261
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 11, 2001
              -----------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX. /X/

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                  (Page 1 of 9)

          CUSIP NO. 867948101                         SCHEDULE 13D                          PAGE 2 OF 9 PAGES
------------------------------------------                                     -------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS  J.B. Capital Partners L.P.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  13-3726439
--------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                      (a) /X/
                                                                                                                 (b) / /
--------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              WC

--------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                                                       / /
--------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------------------------------------------------

       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    510,975
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                        --------------------------------------------------------------------------------------------------
                          8        SHARED VOTING POWER
                                   0

                        --------------------------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                   510,975

                        --------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              510,975

------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                                                          / /

------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.42%

------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
              PN, IV
------------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 867948101                         SCHEDULE 13D                          PAGE 3 OF 9 PAGES
------------------------------------------                                     ----------------------------------------
-----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS  Alan W. Weber
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                   (a) /X/
                                                                                                              (b) / /
-----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF

-----------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                                                    / /
-----------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America

-----------------------------------------------------------------------------------------------------------------------

       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    530,575
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                        --------------------------------------------------------------------------------------------------
                          8        SHARED VOTING POWER
                                   0

                        --------------------------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                   530,575

                        --------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              530,575

------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                                                          / /

------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.7%

------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
              IN

------------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

              This Schedule 13D, dated July 19, 2001 (this "Statement"), is filed on behalf of J.B. Capital Partners L.P., a partnership formed under the laws of the State of Delaware ("JB Capital"), and Alan W. Weber ("Weber") and relates to the common stock, par value $.01 per share (the "Common Stock"), of SunSource Inc., a Delaware corporation (the "Company").

ITEM 1.       SECURITY AND ISSUER

              This Statement relates to the Common Stock of the Company. The address of the Company's principal executive offices and principal business is 3000 One Logan Square, Philadelphia, PA 19103.

ITEM 2.       IDENTITY AND BACKGROUND

              This Statement is being filed on behalf of the following Reporting
Persons:

              J.B. Capital Partners L.P., a limited partnership formed under the laws of the State of Delaware
              23 Berkley Lane
              Rye Brook, New York  10573

              JB Capital's principal business is investments in marketable securities.

              Alan W. Weber, a United States citizen
              23 Berkley Lane
              Rye Brook, New York  10573

              Weber's principal business is as the general partner of JB Capital. By virtue of his position with JB Capital, Mr. Weber has the power to vote and dispose of the Common Stock owned by JB Capital. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

              The Reporting Persons, to the best knowledge of the Reporting Persons, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 4 of 9 Pages

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              JB Capital utilized its working capital in making its purchases of Common Stock. The Common Stock purchased by Weber was purchased from his personal funds.

ITEM 4.       PURPOSE OF TRANSACTION

              The beneficial ownership of the Common Stock reported herein is for investment purposes. The Reporting Persons originally filed a Schedule 13G on May 4, 2001 (the "Schedule 13G"). Based upon information contained in a
Schedule 13e-3 and Schedule 14A filed by the Company with the Securities and Exchange Commission on July 11, 2001 in which the Company announced a proposed merger transaction (the "Transaction"), pursuant to which $10.375 per share will be offered for each share of Common Stock, the Reporting Persons are amending and changing the Schedule 13G to a Schedule 13D. The Reporting Persons believe that the per share price to be offered in connection with the Transaction does not accurately reflect the value of the Common Stock and that the Common Stock represents an attractive investment opportunity. The Reporting Persons intend to request open communications with or may attempt to influence the Company's management to ensure that stockholders receive the full value of their investment in the Company. Such communications or influence may include proposals for a merger, sale or liquidation of some or all of the Company's business or assets, a strategic alliance, a going-private transaction, a distribution to stockholders, a stock repurchase instituted by the Company or other similar transaction directed at stockholders receiving the full value of their investment in the Company.

              The Reporting Persons intend to continue to evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Company and other persons regarding the Company's affairs. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. In the interest of maximizing stockholder value, the Reporting Persons may from time to time develop plans respecting, or propose changes in, the management, policies, operations, capital structure or business of the Company. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D, including, without limitation, a merger, disposition, sale of the Company's assets or changes in the Company's capitalization.

              Except as set forth above, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                               Page 5 of 9 Pages

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) As of July 19, 2001, JB Capital beneficially owns 510,075 shares of Common Stock, representing 7.42% of the issued and outstanding shares of Common Stock and Weber beneficially owns 530,575 shares of Common Stock representing 7.7% of the issued and outstanding shares of Common Stock. The Reporting Persons, together with The Ravenswood Investment Company, L.P. ("Ravenswood"), WILMAC Partnership, Ltd. ("WILMAC"), Suzanne Robotti ("Suzanne Robotti"), Robotti & Company, Incorporated ("Robotti"), Kenneth R. Wasiak ("Wasiak"), Robert Robotti ("Robert Robotti") and William J. Maeck ("Maeck" and, together with Ravenswood, WILMAC, Suzanne Robotti, Wasiak and Robert Robotti, the "Robotti Group"; the Robotti Group, together with the Reporting Persons, the "Group"), may be deemed to be a group within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"). Weber is currently employed as an analyst by Robotti. The Robotti Group has concurrently made a separate filing on Schedule 13D with respect to the shares of Common Stock it beneficially owns. As of July 19, 2001, as reported in the Robotti Group Schedule 13D, (i) Ravenswood beneficially owns 118,125 shares of Common Stock, representing 1.72% of the issued and outstanding shares of Common Stock; (ii) WILMAC beneficially owns 84,050 shares of Common Stock, representing 1.22% of the issued and outstanding shares of Common Stock; (iii) Suzanne Robotti beneficially owns 1,000 shares of Common Stock representing .0145% of the issued and outstanding shares of Common Stock; (iv) Robotti beneficially owns 161,000 shares of Common Stock, representing 2.34% of the issued and outstanding shares of Common Stock; (v) Wasiak beneficially owns 118,125 shares of Common Stock, representing 1.72% of the issued and outstanding shares of Common Stock; (vi) Robert Robotti beneficially owns 363,175 shares of Common Stock, representing 5.27% of the issued and outstanding shares of Common Stock; and (vii) Maeck beneficially owns 84,050 shares of Common Stock, representing 1.22% of the issued and outstanding shares of Common Stock.

(b) Each Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of each of their respective shares of Common Stock.

(c) Other than as described in the table below, none of the Reporting Persons have had any transactions in shares of Common Stock in the past 60 days. The following table lists all transactions in the shares of Common Stock in the last 60 days by JB Capital:

        Shares of Common Stock
               Purchased                             Price Per Share                         Date of Purchase
               ---------                             ---------------                         ----------------
                37,000                                    $4.03                                  5/23/01

(d) No person other than the Reporting Persons is known to have the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

                                                               Page 6 of 9 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              The Reporting Persons and the Robotti Group may be deemed to be a group within the meaning of Section 13d-3 of the Act. While no formal contract, arrangement or relationship exists between the Reporting Persons and the Robotti Group, the Group may attempt to act in concert to influence the Company's management to ensure that stockholders receive the full value of the Common Stock. Such influence may include proposals for a merger, sale or liquidation of some or all of the Company's business or assets, a strategic alliance, a going-private transaction, a distribution to stockholders, a stock repurchase instituted by the Company or other similar transaction directed at stockholders receiving the full value of their investment in the Company. Please see Item 5 of this Schedule 13D for a discussion of the relationship between the Reporting Persons and the Robotti Group.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Not Applicable.


                                                               Page 7 of 9 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2001                                 J.B. CAPITAL PARTNERS L.P.


                                                     By:  /s/ ALAN W. WEBER
                                                          ----------------------
                                                          Name:  Alan W. Weber
                                                          Title: General Partner


                                                               Page 8 of 9 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2001

                                                        /s/ ALAN W. WEBER
                                                        ------------------------
                                                        Alan W. Weber

                                                               Page 9 of 9 Pages